Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2023 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2023 Third Quarter

•
Gross Bookings reached $1,738.2 million in 3Q23 versus $1,155.7 million in 3Q22.
•
Revenue was $170.5 million in 3Q23 versus $115.0 million in 3Q22.
•
Air Ticketing Revenue improved to $38.4 million in 3Q23 versus $27.4 million in 3Q22. Adjusted Margin(2) – Air Ticketing improved to $70.2 million in 3Q23 versus $52.9 million in 3Q22.
•
Hotels and Packages Revenue improved to $103.3 million in 3Q23 versus $67.2 million in 3Q22. Adjusted Margin(2) – Hotels and Packages improved to $72.0 million in 3Q23 versus $54.1 million in 3Q22.
•
Bus Ticketing Revenue improved to $19.5 million in 3Q23 versus $14.7 million in 3Q22. Adjusted Margin(2) – Bus Ticketing improved to $20.3 million in 3Q23 versus $14.1 million in 3Q22.
•
Other Revenue improved to $9.3 million in 3Q23 versus $5.7 million in 3Q22. Adjusted Margin(2) – Others improved to $9.6 million in 3Q23 versus $5.9 million in 3Q22.
•
Results from Operating Activities improved to a profit of $7.5 million in 3Q23 versus a loss of $6.2 million in 3Q22, reflecting an improvement of $13.7 million YoY.
•
Adjusted Operating Profit(2) improved to $19.7 million in 3Q23 versus $13.2 million in 3Q22, reflecting an improvement of $6.5 million YoY.

Gurugram, India and New York, January 31, 2023 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2022.

“Positive consumer sentiment and peak seasonality on the back of festivals and holidays led to improved travel demand during this quarter. As a result, we recorded our highest ever quarterly Gross Bookings and Adjusted Operating Profit. Strong growth across air, hotels and bus bookings reaffirms our position as a trusted travel super-app in India,” said Rajesh Magow, Group Chief Executive Officer.

Other information

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of fiscal years 2021 and 2022. The COVID-19 pandemic has also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. In India, we witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021 which peaked in the first quarter of fiscal year 2022, resulting in a second wave of the COVID-19 pandemic in India. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, which continued for part of fiscal year 2022, also had a negative impact on revenue for all our reportable segments in the quarter ended December 31, 2021, as compared to revenue for the quarter ended December 31, 2019 (prior to the onset of the COVID-19 pandemic).

During the first nine months of fiscal year 2023, we experienced an increase in travel demand, with Gross Bookings having fully recovered to pre-COVID-19 levels. We believe that the continued recovery in travel demand in the third quarter of fiscal year 2023 was attributable to increased demand for travel driven by the holiday season, festivals and business travel, together with increased COVID-19 vaccination rates and comparatively lower COVID-19 infection rates, in the quarter ended December 31, 2022. This led to improved results across our operating segments in the third quarter of fiscal year 2023 as compared to the third quarter of fiscal year 2022. We continued to focus on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended December 31, 2022.

The extent and duration of the effects of the COVID-19 pandemic over the longer term on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments that cannot be accurately predicted at this time. These include, but are not limited to, the severity, extent and duration of the COVID-19 pandemic, its impact on the travel industry and consumer spending, rates of vaccination, the occurrence of new mutations or variants and the effectiveness of vaccinations against various mutations or variants of the COVID-19 virus. In addition, increasing rates of COVID-19 infections in certain parts of the world could impact international travel demand. While many countries including India have made significant progress in vaccinating their populations against the COVID-19 virus, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in complete economic recovery.

Fiscal 2023 Third Quarter Financial Results

Revenue. We generated revenue of $170.5 million in the quarter ended December 31, 2022, an increase of 48.3% (61.7% in constant currency(1)) over revenue of $115.0 million in the quarter ended December 31, 2021, primarily as a result of an increase of 40.2% (53.4% in constant currency) in revenue from our air ticketing business, an increase of 53.6% (67.2% in constant currency) in revenue from our hotels and packages business, an increase of 33.2% (45.6% in constant currency) in revenue from our bus ticketing business, and an increase of 62.8% (77.8% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
	(Amounts in USD thousands)
Revenue as per IFRS	27,369	38,360	67,248	103,290	14,673	19,542	5,733	9,334
Add: Customer inducement costs recorded as a reduction of revenue	25,606	32,815	15,806	25,204	734	2,206	252	508
Less: Service cost	34	996	28,990	56,505	1,301	1,407	115	216
Adjusted Margin(2)	52,941	70,179	54,064	71,989	14,106	20,341	5,870	9,626

Air Ticketing. Revenue from our air ticketing business increased by 40.2% (53.4% in constant currency) to $38.4 million in the quarter ended December 31, 2022, from $27.4 million in the quarter ended December 31, 2021. Our Adjusted Margin – Air ticketing increased by 32.6% (45.2% in constant currency) to $70.2 million in the quarter ended December 31, 2022, from $52.9 million in the quarter ended December 31, 2021. Adjusted Margin – Air ticketing includes customer inducement costs of $32.8 million in the quarter ended December 31, 2022 and $25.6 million in the quarter ended December 31, 2021, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 56.8% (71.6% in constant currency) primarily driven by a 29.2% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased to 6.6% in the quarter ended December 31, 2022 as compared to 7.8% in the quarter ended December 31, 2021, primarily due to increased air fares during the quarter ended December 31, 2022, without a corresponding increase in revenue earned in relation to such bookings which is largely fixed.

Hotels and Packages. Revenue from our hotels and packages business increased by 53.6% (67.2% in constant currency) to $103.3 million in the quarter ended December 31, 2022, from $67.2 million in the quarter ended December 31, 2021. Our Adjusted Margin – Hotels and packages increased by 33.2% (45.3% in constant currency) to $72.0 million in the quarter ended December 31, 2022 from $54.1 million in the quarter ended December 31, 2021. Adjusted Margin – Hotels and packages includes customer inducement costs of $25.2 million in the quarter ended December 31, 2022 and $15.8 million in the quarter ended December 31, 2021, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 42.6% (55.4% in constant currency) primarily driven by a 27.3% increase in the number of hotel-room nights year over year, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021. Our Adjusted Margin % – Hotels and packages decreased to 16.2% in the quarter ended December 31, 2022 as compared to 17.3% in the quarter ended December 31, 2021, primarily due to an increase in the proportion of bookings of packages during the holiday season in the quarter ended December 31, 2022, that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 33.2% (45.6% in constant currency) to $19.5 million in the quarter ended December 31, 2022, from $14.7 million in the quarter ended December 31, 2021. Our Adjusted Margin – Bus ticketing increased by 44.2% (57.6% in constant currency) to $20.3 million in the quarter ended December 31, 2022 from $14.1 million in the quarter ended December 31, 2021. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.2 million in the quarter ended December 31, 2022 and $0.7 million in the quarter ended December 31, 2021, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 38.8% (51.9% in constant currency) driven by a 33.9% increase in the number of bus tickets travelled year over year, primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021. Our Adjusted Margin % – Bus ticketing increased marginally to 9.0% in the quarter ended December 31, 2022 as compared to 8.6% in the quarter ended December 31, 2021.

Others. Revenue from our others business increased by 62.8% (77.8% in constant currency) to $9.3 million in the quarter ended December 31, 2022, from $5.7 million in the quarter ended December 31, 2021. Our Adjusted Margin – Others increased by 64.0% (79.1% in constant currency) to $9.6 million in the quarter ended December 31, 2022 from $5.9 million in the quarter ended December 31, 2021. Adjusted Margin – Others includes customer inducement costs of $0.5 million in the quarter ended December 31, 2022 and $0.3 million in the quarter ended December 31, 2021, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was on account of an increase in sales of other ancillary services primarily due to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021.

Other Income. Other income decreased by 93.9% to $0.2 million in the quarter ended December 31, 2022 from $2.6 million in the quarter ended December 31, 2021, primarily due to gain on discontinuation of equity-accounted investment of $2.3 million recorded in the quarter ended December 31, 2021.

Personnel Expenses. Personnel expenses increased by 8.0% to $32.8 million in the quarter ended December 31, 2022 from $30.4 million in the quarter ended December 31, 2021, primarily due to annual wage increases effected in the quarter ended June 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 29.9% to $28.9 million in the quarter ended December 31, 2022 from $22.2 million in the quarter ended December 31, 2021, primarily due to an increase in variable costs and discretionary marketing and sales promotion expenditures such as expenses on events and brand building initiatives in response to the strong recovery in domestic travel demand as a result of the diminishing impact of the COVID-19 pandemic in India in the quarter ended December 31, 2022 as compared to the quarter ended December 31, 2021. Marketing and sales promotion expenses as a percentage of revenue decreased to 16.9% in the quarter ended December 31, 2022 from 19.3% in the quarter ended December 31, 2021, reflecting better efficiency in our marketing and sales promotion spends.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $60.7 million in the quarter ended December 31, 2022 and $42.4 million in the quarter ended December 31, 2021. The details are as follows:

	For the three months ended December 31
	2021	2022
	(Amounts in USD thousands)
Marketing and sales promotion expenses	22,231	28,868
Customer inducement costs recorded as a reduction of revenue	42,398	60,733

Other Operating Expenses. Other operating expenses increased by 8.0% to $35.6 million in the quarter ended December 31, 2022 from $33.0 million in the quarter ended December 31, 2021, primarily due to $11.0 million increase in operating expenses such as payment gateway charges, outsourcing fees and website hosting charges linked to increase in bookings, partially offset by decrease in provision for litigations of $8.4 million in the recorded in the quarter ended December 31, 2021 for a dispute related to a prior acquisition.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses decreased by 12.4% to $6.8 million in the quarter ended December 31, 2022 from $7.8 million in the quarter ended December 31, 2021, primarily due to an increase in fully depreciated and amortized assets in the quarter ended December 31, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $7.5 million in the quarter ended December 31, 2022 as compared to a loss of $6.2 million in the quarter ended December 31, 2021. Our Adjusted Operating Profit was $19.7 million in the quarter ended December 31, 2022 as compared to $13.2 million in the quarter ended December 31, 2021. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $7.7 million in the quarter ended December 31, 2022 as compared to net finance cost of $3.4 million in the quarter ended December 31, 2021. The increase in our net finance cost was primarily due to an increase in net foreign exchange loss of $5.5 million in the quarter ended December 31, 2022, primarily due to unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at December 31, 2022 and taking into account the depreciation of the Indian Rupee against the U.S. dollar from September 30, 2022 to December 31, 2022.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended December 31, 2022 was $0.2 million as compared to a loss of $9.0 million in the quarter ended December 31, 2021. Our Adjusted Net Profit was $15.9 million in the quarter ended December 31, 2022, as compared to Adjusted Net Profit of $13.5 million in the quarter ended December 31, 2021. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. Diluted earnings per share was $0.001 for the quarter ended December 31, 2022 as compared to diluted loss per share of $0.08 in the quarter ended December 31, 2021. Our Adjusted Diluted Earnings per share was $0.14 in the quarter ended December 31, 2022, as compared to $0.12 in the quarter ended December 31, 2021. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2022, the balance of cash and cash equivalents and term deposits on our balance sheet was $449.2 million. In addition, we have existing credit facilities of approximately $121.3 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As at December 31, 2022, $0.1 million has been drawn against these facilities.

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Recent Developments

On November 23, 2022, our wholly-owned Indian subsidiaries, being MakeMyTrip (India) Private Limited, or MMT India, and ibibo Group Private Limited, or Ibibo India, filed an appeal before the National Company Law Appellate Tribunal (“NCLAT”) against the order issued by the Competition Commission of India (“CCI”) on October 19, 2022 in relation to alleged anti-competitive conduct by MMT India and Ibibo India under the Competition Act, 2002 of India. The final hearing in respect of such appeal has been scheduled for April 11, 2023. A deposit of Rs. 223.5 million (or $2.7 million), being 10% of the aggregate penalty imposed on MMT India and Ibibo India by the CCI has been made with the NCLAT pursuant to orders of the NCLAT and the High Court of Delhi. As a result, enforcement of the penalty amount has been stayed pending the outcome of the appeal.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. On October 26, 2021, our Board of Directors authorized the Company to further extend the term of this share repurchase plan until November 30, 2023. There were no repurchases pursuant to the share repurchase plan during the third quarter of fiscal year 2023. As at December 31, 2022, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended December 31, 2022 beginning at 7:30 AM EDT or 6:00 PM IST on January 31, 2023 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_kbI4yENmRpuB3PUdApvFMA to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)” and “Adjusted Diluted Earnings (Loss) per Share”. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures.

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, merger and acquisition related expenses, amortization of acquired intangibles, provision for litigations, gain on discontinuation of equity-accounted investment, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax benefit for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude share-based compensation expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin and Adjusted Margin % and change in constant currency represent a balanced approach to adjust for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are useful in measuring our results and provide useful information to investors and analysts.

We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our Company and our performance to that of our global peers.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share.

The presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 12, 2022, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, the COVID-19 pandemic may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2022	As at December 31, 2022
Assets
Property, plant and equipment	19,313	23,682
Intangible assets and goodwill	685,658	626,845
Trade and other receivables, net	3,713	6,189
Investment in equity-accounted investees	3,558	2,111
Other investments	4,031	4,095
Term deposits	6	5,470
Non-current tax assets	14,965	16,689
Other non-current assets	135	101
Total non-current assets	731,379	685,182
Inventories	11	16
Contract assets	—	690
Trade and other receivables, net	35,910	73,773
Term deposits	264,179	216,507
Other current assets	77,982	132,631
Cash and cash equivalents	213,283	227,234
Total current assets	591,365	650,851
Total assets	1,322,744	1,336,033
Equity
Share capital	53	53
Share premium	2,034,663	2,056,386
Other components of equity	73,574	29,938
Accumulated deficit	(1,214,156)	(1,233,003)
Total equity attributable to owners of the Company	894,134	853,374
Non-controlling interests	2,341	6,656
Total equity	896,475	860,030
Liabilities
Loans and borrowings(#)	213,808	227,803
Employee benefits	9,086	7,805
Contract liabilities	27	122
Deferred tax liabilities, net	2,596	1,115
Other non-current liabilities	9,536	4,651
Total non-current liabilities	235,053	241,496
Bank overdraft	—	145
Loans and borrowings(#)	2,776	3,018
Trade and other payables	62,827	94,886
Contract liabilities	53,211	64,292
Other current liabilities	72,402	72,166
Total current liabilities	191,216	234,507
Total liabilities	426,269	476,003
Total equity and liabilities	1,322,744	1,336,033

# Loans and borrowings include lease liabilities amounting to $15.7 million as at December 31, 2022 (as at March 31, 2022: $14.0 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2021	2022	2021	2022
Revenue
Air ticketing	27,369	38,360	63,384	108,909
Hotels and packages	67,248	103,290	112,135	255,581
Bus ticketing	14,673	19,542	27,256	55,937
Other revenue	5,733	9,334	12,560	24,086
Total revenue	115,023	170,526	215,335	444,513
Other income	2,562	156	3,282	2,644
Service cost
Procurement cost of hotels and packages services	28,990	56,505	38,896	127,738
Other cost of providing services	1,450	2,619	2,734	7,005
Personnel expenses	30,388	32,810	86,635	98,248
Marketing and sales promotion expenses	22,231	28,868	38,971	78,395
Other operating expenses	32,972	35,612	62,562	99,639
Depreciation, amortization and impairment	7,766	6,802	22,538	20,501
Result from operating activities	(6,212)	7,466	(33,719)	15,631
Finance income	1,801	3,031	8,061	7,710
Finance costs	5,213	10,703	17,499	40,905
Net finance costs	(3,412)	(7,672)	(9,438)	(33,195)
Share of profit (loss) of equity-accounted investees	36	(1)	(17)	64
Profit (loss) before tax	(9,588)	(207)	(43,174)	(17,500)
Income tax benefit	553	381	1,663	889
Profit (loss) for the period	(9,035)	174	(41,511)	(16,611)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	—	—	143	1,139
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	—	—	33,543	—
	—	—	33,686	1,139
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(1,260)	(7,948)	(9,201)	(52,482)
Other comprehensive income (loss) for the period, net of tax	(1,260)	(7,948)	24,485	(51,343)
Total comprehensive income (loss) for the period	(10,295)	(7,774)	(17,026)	(67,954)
Profit (loss) attributable to:
Owners of the Company	(9,067)	93	(41,340)	(16,985)
Non-controlling interests	32	81	(171)	374
Profit (loss) for the period	(9,035)	174	(41,511)	(16,611)
Total comprehensive income (loss) attributable to:
Owners of the Company	(10,324)	(7,841)	(16,898)	(67,722)
Non-controlling interests	29	67	(128)	(232)
Total comprehensive income (loss) for the period	(10,295)	(7,774)	(17,026)	(67,954)
Earnings (loss) per share (in USD)
Basic	(0.08)	0.001	(0.38)	(0.16)
Diluted	(0.08)	0.001	(0.38)	(0.16)
Weighted average number of shares (including Class B Shares)
Basic	108,650,863	109,866,226	108,400,138	109,548,983
Diluted	108,650,863	111,315,305	108,400,138	109,548,983

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	(16,985)	(16,985)	374	(16,611)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(51,875)	—	(51,875)	(607)	(52,482)
Remeasurement of defined benefit liability	—	—	—	—	—	—	1,138	1,138	1	1,139
Total other comprehensive income (loss)	—	—	—	—	—	(51,875)	1,138	(50,737)	(606)	(51,343)
Total comprehensive loss for the period	—	—	—	—	—	(51,875)	(15,847)	(67,722)	(232)	(67,954)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	27,959	—	—	27,959	21	27,980
Issue of ordinary shares on exercise of share based awards	*	21,723	—	—	(19,523)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(45)	—	45	—	—	—
Total contributions by owners	*	21,723	—	—	8,391	—	45	30,159	21	30,180
Changes in ownership interests
Acquisition of non-controlling interest	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest	—	—	—	—	—	66	(156)	(90)	—	(90)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(152)	(3,045)	(3,197)	4,526	1,329
Total transactions with owners	*	21,723	—	—	8,391	(152)	(3,000)	26,962	4,547	31,509
Balance as at December 31, 2022	53	2,056,386	31,122	368	170,159	(171,711)	(1,233,003)	853,374	6,656	860,030

* less than 1

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2021	2022
Profit (loss) for the period	(41,511)	(16,611)
Adjustments for non-cash items	63,803	78,513
Changes in working capital	(14,583)	(74,037)
Net cash generated from (used in) operating activities	7,709	(12,135)
Net cash generated from (used in) investing activities	(115,749)	30,840
Net cash generated from (used in) financing activities	(8,805)	(5,007)
Increase (decrease) in cash and cash equivalents	(116,845)	13,698
Cash and cash equivalents at beginning of the period	295,066	213,283
Effect of exchange rate fluctuations on cash held	147	108
Cash and cash equivalents (net of bank overdraft) at end of the period	178,368	227,089

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	27,369	38,360	67,248	103,290	14,673	19,542	5,733	9,334	115,023	170,526
Add: Customer inducement costs recorded as a reduction of revenue*	25,606	32,815	15,806	25,204	734	2,206	252	508	42,398	60,733
Less: Service cost	34	996	28,990	56,505	1,301	1,407	115	216	30,440	59,124
Adjusted Margin	52,941	70,179	54,064	71,989	14,106	20,341	5,870	9,626	126,981	172,135
Other income									2,562	156
Personnel expenses									(30,388)	(32,810)
Marketing and sales promotion expenses									(22,231)	(28,868)
Customer inducement costs recorded as a reduction of revenue*									(42,398)	(60,733)
Other operating expenses									(32,972)	(35,612)
Depreciation, amortization and impairment									(7,766)	(6,802)
Finance income									1,801	3,031
Finance costs									(5,213)	(10,703)
Share of profit (loss) of equity-accounted investees									36	(1)
Profit (loss) before tax									(9,588)	(207)

	For the nine months ended December 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Consolidated Revenue	63,384	108,909	112,135	255,581	27,256	55,937	12,560	24,086	215,335	444,513
Add: Customer inducement costs recorded as a reduction of revenue*	47,407	99,154	28,549	68,431	1,132	6,377	509	1,378	77,597	175,340
Less: Service cost	97	2,262	38,896	127,738	2,426	4,352	211	391	41,630	134,743
Adjusted Margin	110,694	205,801	101,788	196,274	25,962	57,962	12,858	25,073	251,302	485,110
Other income									3,282	2,644
Personnel expenses									(86,635)	(98,248)
Marketing and sales promotion expenses									(38,971)	(78,395)
Customer inducement costs recorded as a reduction of revenue*									(77,597)	(175,340)
Other operating expenses									(62,562)	(99,639)
Depreciation, amortization and impairment									(22,538)	(20,501)
Finance income									8,061	7,710
Finance costs									(17,499)	(40,905)
Share of profit (loss) of equity-accounted investees									(17)	64
Profit (loss) before tax									(43,174)	(17,500)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
Revenue as per IFRS	27,369	38,360	67,248	103,290	14,673	19,542	5,733	9,334
Add: Customer inducement costs recorded as a reduction of revenue	25,606	32,815	15,806	25,204	734	2,206	252	508
Less: Service cost	34	996	28,990	56,505	1,301	1,407	115	216
Adjusted Margin(2)	52,941	70,179	54,064	71,989	14,106	20,341	5,870	9,626

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2021	2022	2021	2022	2021	2022	2021	2022
Revenue as per IFRS	63,384	108,909	112,135	255,581	27,256	55,937	12,560	24,086
Add: Customer inducement costs recorded as a reduction of revenue	47,407	99,154	28,549	68,431	1,132	6,377	509	1,378
Less: Service cost	97	2,262	38,896	127,738	2,426	4,352	211	391
Adjusted Margin(2)	110,694	205,801	101,788	196,274	25,962	57,962	12,858	25,073

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2021	2022	2021	2022
Results from operating activities as per IFRS	(6,212)	7,466	(33,719)	15,631
Add: Acquisition related intangibles amortization	3,436	3,127	10,407	9,686
Add: Employee share-based compensation costs	9,859	9,081	27,756	27,980
Less: Gain on discontinuation of equity accounted investment	(2,251)	—	(2,251)	(2,017)
Add: Merger and acquisitions related expenses	—	—	624	—
Add: Provision for litigations	8,404	—	8,404	—
Adjusted Operating Profit (Loss)	13,236	19,674	11,221	51,280

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2021	2022	2021	2022
Profit (Loss) for the period as per IFRS	(9,035)	174	(41,511)	(16,611)
Add: Acquisition related intangibles amortization	3,436	3,127	10,407	9,686
Add: Employee share-based compensation costs	9,859	9,081	27,756	27,980
Less: Gain on discontinuation of equity accounted investment	(2,251)	—	(2,251)	(2,017)
Add: Merger and acquisitions related expenses	—	—	624	—
Add: Provision for litigations	8,404	—	8,404	—
Add: Interest expense on financial liabilities measured at amortized cost	3,444	3,750	10,296	11,210
Less: Income tax benefit	(553)	(381)	(1,663)	(889)
Add: Net change in value of financial liability in business combination	243	104	944	568
Add (Less): Share of loss (profit) of equity-accounted investees	(36)	1	17	(64)
Adjusted Net Profit (Loss)	13,511	15,856	13,023	29,863

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2021	2022	2021	2022
Diluted Earnings (Loss) per Share for the period as per IFRS	(0.08)	0.001	(0.38)	(0.16)
Add: Acquisition related intangibles amortization	0.03	0.03	0.10	0.09
Add: Employee share-based compensation costs	0.09	0.08	0.25	0.26
Less: Gain on discontinuation of equity accounted investment	(0.02)	—	(0.02)	(0.02)
Add: Merger and acquisitions related expenses	—	—	0.01	—
Add: Provision for litigations	0.08	—	0.08	—
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.03	0.09	0.10
Less: Income tax benefit	(0.01)	*	(0.02)	(0.01)
Add: Net change in value of financial liability in business combination	*	*	0.01	0.01
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.12	0.14	0.12	0.27

* Less than $0.01.

The following table sets out our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency growth:(1)

(Unaudited)	For the three months ended December 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	40.2%	53.6%	33.2%	62.8%	48.3%	32.6%	33.2%	44.2%	64.0%
Impact of Foreign Currency Translation	13.2%	13.6%	12.4%	15.0%	13.4%	12.6%	12.1%	13.4%	15.1%
Constant Currency Growth	53.4%	67.2%	45.6%	77.8%	61.7%	45.2%	45.3%	57.6%	79.1%

(Unaudited)	For the nine months ended December 31, 2022
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	71.8%	127.9%	105.2%	91.8%	106.4%	85.9%	92.8%	123.3%	95.0%
Impact of Foreign Currency Translation	12.5%	16.9%	14.7%	14.3%	15.2%	13.6%	13.9%	15.9%	14.6%
Constant Currency Growth	84.3%	144.8%	119.9%	106.1%	121.6%	99.5%	106.7%	139.2%	109.6%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2021	2022	2021	2022
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	8,604	11,289	17,168	31,428
Hotels and Packages – Room nights(2)	5,517	7,021	11,061	19,633
Standalone Hotels – Online(3) – Room nights(2)	5,365	6,780	10,845	19,044
Bus Ticketing – Travelled tickets	14,378	19,245	27,192	54,313

Adjusted Margin
Air Ticketing(4)	$52,941	$70,179	$110,694	$205,801
Hotels and Packages	54,064	71,989	101,788	196,274
Bus Ticketing	14,106	20,341	25,962	57,962
Others	5,870	9,626	12,858	25,073

Gross Bookings
Air Ticketing(4)	$679,530	$1,065,377	$1,308,100	$3,072,537
Hotels and Packages	312,595	445,655	566,301	1,167,724
Bus Ticketing	163,615	227,149	302,169	652,063
	$1,155,740	$1,738,181	$2,176,570	$4,892,324

Adjusted Margin %
Air Ticketing(4)	7.8%	6.6%	8.5%	6.7%
Hotels and Packages	17.3%	16.2%	18.0%	16.8%
Bus Ticketing	8.6%	9.0%	8.6%	8.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations. From fiscal year 2023, we began tracking the number of flight segments booked as a component of bookings for our Hotels and Packages segment, in addition to room nights. Prior to fiscal year 2023, flight segments booked as a component of bookings for our Hotels and Packages segment were not included in Air Ticketing – Flight segments. Information on the number of flight segments booked as a component of bookings for our Hotels and Packages segment prior to fiscal year 2023 is not available.
(2)
In view of room bookings by hours being offered from the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the third quarter of fiscal year 2023, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms and is reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.